United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Cigna Corporation
Name of persons relying on exemption: Clean Yield Asset Management
Address of persons relying on exemption: 16 Beaver Meadow Rd, Norwich, VT 05055

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Cigna Corporation Shareholders
RE:	Item No. 6, Shareholder Proposal on Political Expenditures Values Alignment
DATE:	April 11, 2022
CONTACT:	Molly Betournay, molly@cleanyield.com

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Clean Yield Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Clean Yield Asset Management urges shareholders to vote for Item No. 6 following the instructions provided on management's proxy mailing.

Cigna Corporation (CI)

Vote Yes: Item #6 – Shareholder Proposal on Political Expenditures Values Alignment

Annual Meeting: April 27, 2022

CONTACT: Molly Betournay | molly@cleanyield.com

About Clean Yield Asset Management

Clean Yield Asset Management (“Clean Yield”) is an investment firm based in Norwich, VT specializing in socially responsible asset management. We have filed this shareholder proposal on behalf of our client, Julie Kalish, a long-term shareholder in Cigna Corporation (“Cigna” or “the Company”) because of concerns that misalignment between corporate values and political expenditures can put shareholder value at risk.

THE RESOLUTION

Resolved: Shareholders request that Cigna publish an annual report, at reasonable expense, analyzing the congruency of political, lobbying, and electioneering expenditures during the preceding year against publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the identified incongruencies have led to a change in future expenditures or contributions.

Supporting Statement: Proponents recommend that such report also contain management's analysis of risks to our company's brand, reputation, or shareholder value of expenditures in conflict with publicly stated company values. “Expenditures for electioneering communications" means spending, from the corporate treasury and from the PACs, directly or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

WHY IS A YES VOTE WARRANTED

•	Cigna has a history of contributions to third-party organizations that have sought to strike down the Affordable Care Act.

•	Despite commitments to women’s advancement, Cigna contributes generously to politicians and political organizations working to weaken access to reproductive health care.

•	Despite a stated commitment to the peaceful transition of power, Cigna continues to support politicians who advanced the fictitious “stolen election” narrative that led to the violent events of January 6, 2021.

•	Cigna has contributed to Georgia lawmakers who enacted legislation making it more difficult to access absentee voting ballots.

•	Despite commitments to support the LGBTQ community, Cigna has supported sponsors of a Tennessee bill that sought to undermine same-sex marriage legislation.

•	Inconsistencies between Cigna’s stated values and its political contributions can pose risk to the Company, as evidenced in recent media coverage.

DISCUSSION

1. Cigna has a history of contributions to third-party organizations that have sought to strike down the Affordable Care Act.

Cigna has stated:

Cigna is committed to improving the sustainability of the current health care system through active, principle-based engagement with policy makers on both sides of the aisle. We support proposals that address key issues such as reducing cost, improving access and affordability, and promoting transparency that is meaningful and actionable for consumers. (Source: 2020 Annual Political Contributions report https://www.cigna.com/static/www-cigna-com/docs/about-us/annualpoliticalcontributions2020.pdf.)

The proponent believes commitment to improving access and affordability is undermined by the following contributions:

•	In 2018-2021, Cigna’s direct giving to Republican Attorney Generals Association (RAGA) surpassed $230,000 (https://www.cigna.com/about-us/company-profile/corporate-governance). RAGA supported the election of the attorneys general who brought suit to strike down the Affordable Care Act (Center for Political Accountability, Conflicted Consequences at https://politicalaccountability.net/hifi/files/Conflicted-Consequences.pdf.)

•	Annual dues to the U.S. Chamber of Commerce, 25% of which are allocated to nondeductible lobbying expenses. (Cigna’s dues in were $285,000 in 2021, and $355K annual dues in 2020) (Source: Cigna’s 2021 politcal contributions report and 2020 at https://www.cigna.com/static/www-cigna-com/docs/about-us/annualpoliticalcontributions2021.pdf). The Chamber donated $1.7M to RAGA in 2018, which supported the election of the attorneys general who brought suit to strike down the Affordable Care as unconstitutional. (https://www.opensecrets.org/527s/527cmtedetail_contribs.php?ein=464501717&cycle=2018) An estimated 20 million people would become uninsured if the Supreme Court finds the entire Affordable Care Act to be unconstitutional. (Center for Political Accountability, Conflicted Consequences at https://politicalaccountability.net/hifi/files/Conflicted-Consequences.pdf.)

•	The U.S. Chamber of Commerce has consistently lobbied to roll back specific U.S. climate regulations and promote regulatory frameworks that would slow the transition towards a low carbon emissions energy mix. This raises questions about whether Cigna is also supporting electioneering efforts that conflict with its greenhouse gas emissions reduction targets.

2. Despite commitments to women’s empowerment, Cigna contributes generously to politicians and political organizations working to weaken access to reproductive health care.

Cigna promotes gender equity in the workplace. The 2021 Corporate Responsibility Report describes this commitment:

In 2020, we established a bold goal: We aspire to reach gender parity in our leadership pipeline by increasing the number of women at our director and senior director levels to 50 percent by 2024. To further this commitment, we joined Paradigm for Parity and the United Nations' Women's Empowerment Principles, initiatives that provide strategies and focused actions to advance gender parity. In addition, we launched a Women Sponsorship Program pilot, in partnership with Tenshey, Inc., for a group of high-performing, mid-career women. The program was designed with an emphasis on building for the future, leveraging learning opportunities to promote diversity, and cultivating a culture of sponsorship across Cigna. To further understand and address the unique experiences and needs of women, we participated in McKinsey’s 2020 Women in the Workplace study that tracked the progress of women in corporate America. And in 2021, leveraging both internal and external insights, we will host our inaugural Cigna Global Women’s Leadership Summit to further Cigna’s commitment to empowering and advancing women on their leadership journeys. (https://www.cigna.com/about-us/corporate-responsibility/report/our-people/diversity-equity-and-inclusion)

Yet as our resolution notes, in the 2016-2020 election cycles, Cigna and its employee PACs donated at least $3.4 million to politicians and political organizations working to weaken women’s access to reproductive health care that includes abortion.

More than three-quarters of Cigna’s workforce is female. Should current trends continue, employees working in states that severely restrict or eventually ban abortion will be deprived of their full range of health care options.

Cigna also provides insurance of abortion. Failing to take a consistent public policy position with respect to access to reproductive health care will also jeopardize Cigna’s ability to deliver this coverage.

A 2021 survey of 1,000 college-educated employees found that employees are likely to feel less favorably toward an employer if the employer makes political contributions to anti-abortion politicians. Seventy percent (70%) of female employees (65%) say they would feel less favorably toward their company if they found out the company gave political contributions to politicians who support bans and restrictions on abortion access (v. 14% more favorably). (https://perryundem.com/wp-content/uploads/2022/03/PerryUndem-Tara-Health-Report.pdf) A 2019 survey also found that large majorities college-educated women (86%) and men (76%) in the workforce say the ability to control when and if to become a parent has been important to their career path. (Hidden Value: The Business Case for Reproductive Health, 2020 at https://rhiaventures.org/corporate-engagement/hidden-value-the-business-case-for-reproductive-health/).

3. Despite a stated commitment to the peaceful transition of power, Cigna continues to support politicians who advanced the fictitious “stolen election” narrative that led to the violent events of January 6, 2021.

In January 2021, Cigna pledged to discontinue support to the 147 members of Congress who voted against certifying the election results. In an internal memo, the chief human resources officer of explained:

Some issues are so foundational to our core fiber that they transcend all other matters of public policy…. There is never any justification for violence or destruction of the kind we saw at the U.S. Capitol – the building that such a powerful symbol of the very democracy that makes our nation strong. Accordingly, CignaPAC will discontinue support of any elected official who encouraged or supported violence, or otherwise hindered the peaceful transition of power.

However, Cigna’s subsequent actions quickly violated the spirit if not the letter of its January 2021 pledge. Less than one month later, it resumed contributions to political committees that fundraise for these lawmakers. The widely read blog Talking Points Memo wrote on February 11, 2022:

Some pledges were too clever by half: Cigna initially pledged to halt donations to “any elected official who encouraged or supported violence, or otherwise hindered the peaceful transition of power.” It has now donated $43,500 to 20 members who voted to object to the election results. The company told The New York Times in April [2021] that congressional votes themselves — apparently even those against counting swing states’ presidential electors — were “by definition, part of the peaceful transition of power,” and that its pledge “applies to those who incited violence or actively sought to obstruct the peaceful transition of power through words and other efforts.”

(https://talkingpointsmemo.com/news/lots-of-corporations-paused-political-donations-after-jan-6-and-then)

Many additional news outlets have reported on Cigna’s indirect support for the 2020 election objectors, including Forbes (3.22.21), Popular.Info (multiple columns, 2021-2022), Washington Post (7.15.21), Business Insider (3.30.21), Financial Times (5.25.21), Detroit News (9.17.21), CQ Roll Call (1.22.22), Los Angeles Times (4.19.21), Salon (7.6.21) and more.

4. Cigna has contributed to Georgia lawmakers who enacted legislation making it more difficult to access absentee voting ballots.

In the 2020 election cycle, Cigna contributed $900 to Georgia State Sen. Larry Walker, who introduced a bill to make it harder to access absentee voting ballots, and in the 2018 election cycle, contributed $4,000 to Georgia Governor Brian Kemp, who signed into law SB 202. Among other provisions, that law cuts the time available to voters have to request an absentee ballot; limits the distribution and accessibility of ballot drop boxes; transforms the position of chair of the State Election Board from an elected to an appointed one; shortens the time frame for runoff elections and makes it illegal to bring food and water to those waiting in line to vote (Corporate Enablers, Center for Political Accountability, 2021 at https://bit.ly/3JoKZ4C.)

Given Cigna's commendable defense of democratic processes subsequent to the January 6, 2021 insurrection, and its strong commitment to diversity, equity and inclusion, these contributions appear to be out of line with the Company's broader values.

5. Despite commitments to support the LGBTQ community, Cigna has supported sponsors of a Tennessee bill that sought to undermine same-sex marriage legislation.

Cigna has publicly affirmed its longstanding support for the LGBTQ community and stated that it is “deeply committed to eliminating any and all barriers as we work toward true health equity for the LGBTQ community.” Yet since 2020, Cigna donated $19,000 to 13 sponsors of a Tennessee bill that makes false arguments concerning the enforceability of the Supreme Court decision that legalized same-sex marriage (Popular.Info, April 8, 2022 at https://bit.ly/35YT9mE.)

6. Inconsistencies between Cigna’s stated values and its political contributions can pose risk to the Company, as evidenced in recent media coverage.

As noted just above, numerous news outlets have reported on Cigna’s indirect support for the 2020 election objectors, including Forbes (3.22.21), Popular.Info (multiple columns, 2021-2022), Washington Post (7.15.21), Business Insider (3.30.21), Financial Times (5.25.21), Detroit News (9.17.21), CQ Roll Call (1.22.22), Los Angeles Times (4.19.21), Salon (7.6.21) and more.

Disney is an illustrative example of investors’ concerns. The Walt Disney Company’s unintentional association with the “Don’t Say Gay” Bill in Florida illustrates how political spending misalignment can lead to employee discontent, charges of hypocrisy and widespread media coverage. Disney had contributed funds to the sponsors of this newly enacted law, which limits discussion of sexual orientation and gender identity in elementary schools. The company initially declined to comment on the legislation and this lack of action led to “widespread disappointment across the company among LGBTQ+ employees and allies” (https://variety.com/2022/film/news/disney-ceo-bob-chapek-support-lgbtq-1235197938/). After the bill passed both houses of the legislatures, it was denounced by CEO Bob Chapek. By this time, however, the damage had been done. Abigail Disney, granddaughter of one of Disney’s founders, called out the company’s mismanagement on Twitter1; the nation’s leading LGBTQ organization refused a $5 million gift from the company2; and consumers and employees turned away from the brand.3 Chapek’s ability to govern effectively was also undermined. As a Disney employee told Variety, “The scene across Disney is very grim right now but Disney employees have never been more united in thought and effort, including mid- and high-level managers and executives who are starting to separate themselves from Chapek.”4

Disney continues to attempt to undo the harm caused by the lack of corporate oversight and proactive management of the company’s political contributions. It has now paused its political contributions in Florida and has said it will be pushing back against similar “Don’t Say Gay” legislation rising in other states. It is also now working to creating a lobbying program that, in the words of CEO Chapek, “better reflects our values.”

_____________________________

1 https://twitter.com/abigaildisney/status/1500444182665703428?s=20&t=lsV3fd_sMqvfOx1IDZLcBg

2 https://www.hrc.org/press-releases/human-rights-campaign-refuses-money-from-disney-until-meaningful-action-is-taken-to-combat-floridas-dont-say-gay-or-trans-bill

3 https://eu.usatoday.com/story/travel/experience/america/theme-parks/2022/03/10/disneys-company-florida-dont-say-gay-bill-lgbtq-fans/9451149002/

4 https://variety.com/2022/tv/news/disney-lgbtq-staff-letter-dont-say-gay-bill-bob-chapek-1235200825/

The Proponents are seeking assurance that Cigna has an effective strategy in place to avoid similar missteps.

RESPONSE TO CIGNA’s STATEMENT IN OPPOSITION

We urge shareholders to consider the following counterpoints to arguments made by Cigna in its opposition statement.

Cigna states: “The Board recognizes that participation in the political process comes with the understanding that we may not always agree with all of the positions of the recipients, organizations or organizations’ other members.” The proponents acknowledge that it would be impossible for Cigna or any company to be in 100% alignment with every recipient of its political contributions. This is not what we seek, or have asked for, in this proposal or in our conversations about it with the Company.

What the proponent does seek is greater transparency around inevitable instances of serious misalignment with organizational values and policies. How often were these identified, and with respect to which values and policies? How were they dispatched? (For example, did Cigna communicate to any or all of the identified recipients where it had identified areas of misalignment? Did the Company request that the recipients reconsider their position on any issues? Were future contributions conditioned upon greater alignment on any issues?

Cigna states: “The political environment can be highly charged. The Board believes an elevated level of discourse and civility would benefit all stakeholders, including Cigna shareholders, and that the proponent’s request to disclose, as a matter of process, names of candidates or organizations that Cigna has deemed disqualified from Cigna support would be counterproductive to that goal. Moreover, the Board believes the disclosure requested by the proponent would serve most assuredly to position Cigna and our brands centrally in the most divisive of social debates.” [emphasis added]

This assertion interprets the Resolved clause in an overly rigid manner. The Resolved clause calls for “listing and explaining any instances of incongruent expenditures,” but such disclosure need not list specific names or organizations, which the proponents made clear in dialogue with the Company. The Proponent believes that the disclosure could be organized around issue areas -- for example, the Company might state:

In 2022, our company identified {number} instances where there was substantial misalignment between the firm’s values and organizational priorities and recipients of our political contributions.

On {subset of total number} occasions, lawmakers who received our political contributions sponsored or co-sponsored bills that misaligned with our commitment to racial or gender equity.

On {subset of total number} occasions, we found misalignment between our commitment to the environment and the priorities of organizational recipients of our political contributions.

As to whether such disclosure would position Cigna “centrally in the most divisive of social debates,” it is not disclosure per se that implicates the Company’s involvement -- it is the determining act of providing financial support to political recipients that implicates the donor. As discussed above, Cigna is already implicated in some of the most divisive social debates of our time. Fuller disclosure could provide Cigna with the opportunity to demonstrate to its many stakeholders that it is seeking in good faith to monitor and reduce misalignment with corporate values and policies.

The Company also states, “In instances in which individual elements of an organization’s overall platform are not aligned with Cigna views, the Board believes it is in the Company’s and shareholders’ best interest for the Company to engage and educate on selected matters of disagreement.” Again, the implication is that proponents are seeking to discontinue Cigna’s political contributions, which is a misreading of the Resolved clause. Instead, the expanded transparency we are seeking could illuminate when and how the Company chooses to engage and educate recipients of political contributions.

Finally, we feel the need to respond to Cigna’s notation that the proposal claims in error that the Company supports the Pharmaceutical Research and Manufacturers Association (PhRMA). When this error was initially brought to the attention of the proponents, we offered to remove the clause containing this misinformation in an email to the Company dated December 16, 2021. We did not receive a response.

The opposition statement also states that “Cigna has never advocated for overturning the Affordable Care Act and, in fact, Cigna was one of the first of its peers to publicly denounce calls for repeal of the ACA at a time during which it was not politically expedient to do so.” We applaud that act of leadership. Our proposal does not assert that Cigna ever took a position against the ACA. It does highlight the Company’s indirect support for 527 organizations attempting to strike down the Act as a prime example of the misalignment problem that Cigna needs to address.

CONCLUSION

A “Yes” vote is warranted. For all of the reasons above, we believe that the requested report will motivate Cigna to monitor its political expenditures so that they do not erode shareholder value by diminishing the Company’s reputation, consumer loyalty, employee support and morale, brand, values, and corporate responsibility initiatives.

Vote “Yes” on this Shareholder Proposal No. 6.

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For questions, please contact Molly Betournay, Clean Yield Asset Management at molly@cleanyield.com.

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